MORGAN STANLEY INSTITUTIONAL FUND, INC.

U.S. SMALL/MID CAP VALUE PORTFOLIO

522 Fifth Avenue

New York, NY 10036

September 26, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Fund”)
U.S. Small/Mid Cap Value Portfolio (the “Portfolio”)
(File Nos. 033-23166 and 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Institutional Fund, Inc.—U.S. Small/Mid Cap Value Portfolio (the “Portfolio”) filed with the Securities and Exchange Commission on July 10, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to, or any supplemental explanations of such comments, as requested.  These changes will be reflected in post-effective amendment number 71 to the Fund’s registration statement on Form N-1A (the “Post-Effective Amendment), which will be filed via EDGAR on or about September 26, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a response letter to these comments via EDGAR, including the “Tandy” provisions.

Response 1.  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provisions, separate from the Post-Effective Amendment.

Comment 2.         Please indicate whether the Fund is current with its 40-17G filings.

Response 2.  The Fund is current with its 40-17G filings.

Comment 3.         Please note that certain paragraphs in the prospectus appear to use a smaller font than the rest of the text.

Response 3.  The prospectus text appears in a consistent font size in the Portfolio’s printed prospectus and meets the requirements of Rule 420.

COMMENTS TO THE PROSPECTUS

Comment 4.         Please confirm that the Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections, in accordance with Item 2(b) of Form N-1A, and consider adding disclosure to clarify accordingly.

Response 4.  The Portfolio’s principal investment strategies are set forth in the “Approach” and “Process” sections of the Prospectus, in accordance with Item 2(b) of Form N-1A.  The following sentence has been added to the “Risks” section of the Prospectus to designate the principal risks of investing in the Portfolio:  “The Portfolio’s principal investment strategies are subject to the following principal risks.”

Comment 5.         In the section entitled “Process,” the Prospectus states that the Portfolio may invest up to 15% of its assets in foreign securities, including depositary receipts.  Please include risk disclosure regarding investments in foreign securities in the prospectus, as well as emerging markets risk, if applicable.

Response 5.  Risk disclosure regarding investments in foreign securities appears in the section of the Prospectus entitled “Risks.” The Portfolio may not invest more than 5% of its assets in emerging markets securities, and accordingly, emerging markets risk disclosure appears in the Portfolio’s Statement of Additional Information (the “SAI”).

Comment 6.         In the section entitled “Process,” the Prospectus states that the Portfolio may invest up to 15% of its assets in foreign securities, including depositary receipts.  Please clarify whether the Portfolio can invest in “sponsored” and/or “unsponsored” depositary receipts.

Response 6.  The Portfolio may invest in “sponsored” and/or “unsponsored” depositary receipts, and relevant disclosure has been added in the Portfolio’s SAI.

Comment 7.         In the section entitled “Additional Risk Factors and Information—Risks of Derivatives,” the Prospectus states that certain derivatives can magnify the extent of losses incurred due to changes in the market value of the securities to which they relate.  Please consider additional disclosure regarding leverage.

Response 7.  Disclosure regarding leverage risk appears in the SAI in the section “Other Securities and Investment Strategies—Leverage Risk.”

Comment 8.         Confirm whether or not appropriate disclosure needs to be added to the fee table if the Portfolio invested in other investment companies during the last fiscal year.

Response 8.  As the Portfolio has not yet begun operations, the Portfolio has not yet invested in other investment companies; therefore, no edits need to be made to the fee table.

Comment 9.         Please clarify whether futures contracts are included in the 80% “basket” of common stocks and other equity securities.

Response 9.  The 80% “basket” referred to under the “Process” section does not include futures contracts.  It includes common stocks and other equity securities in which the Portfolio invests.

Comment 10.       In the section entitled “Portfolio Management,” consider revising the biographical information for Alexander Yaggy to clarify his 5-year employment history.

Response 10.  The disclosure has been so revised.

Comment 11.       In the section entitled “Prior Performance of Similar Account,” please confirm that the performance provided includes that of all funds managed by the Adviser that have investment objectives, policies and strategies that are substantially similar to the U.S. Small/Mid Cap Value Portfolio.

Response 11.  The prior performance information reflects the performance of the Morgan Stanley Small-Mid Special Value Fund, (the “Comparable Fund”), an open-end fund with investment objectives, policies and strategies identical to those of the Portfolio.  Although Morgan Stanley Investment Management Inc. (“MSIM”) manages a separately managed account (the “SMA”) with investment objectives, policies and strategies similar to the Portfolio, the performance of the SMA has not been included because: (1) the cash flow into the SMA has differed from that of the Comparable Fund—i.e., investments in securities were staggered over time for the SMA, resulting in large cash balances for a few months at inception; (2) we believe that the Comparable Fund’s performance is the most relevant information that MSIM can provide to investors and potential investors because of the substantial similarity in the way each will be managed and the legal and regulatory limitations of the Investment Company Act of 1940; and (3) the SMA’s inclusion would not have resulted in materially lower performance being shown (net returns for the period 5/31/05 to 7/31/07 were 18.82% for the SMA and 19.23% for Class D shares of the Comparable Fund).  The SEC staff has taken the position that in presenting its investment performance, an investment adviser may exclude the performance of certain similar accounts if their exclusion does not cause the performance presentation to be misleading.  See Nicholas-Applegate Mutual Funds (pub. Avail. Aug. 6, 1996).  For the reasons noted above, we believe that presenting the performance of only the Morgan Stanley Small-Mid Special Value Fund is not misleading.

COMMENTS TO THE SAI

Comment 12.       In the section entitled “Investments Policies and Strategies – Other Securities and Investment Strategies– Loans of Portfolio Securities,” disclose whether the Fund uses an affiliated securities lending agent.

Response 12.  The Fund does not use an affiliated securities lending agent.

Comment 13.       In connection with the Fund’s investment in when-issued and delayed delivery securities, please confirm appropriate use of “segregating assets” and inclusion of applicable disclosure.

Response 13.  The referenced disclosure is contained in the subsection entitled “When-Issued and Delayed Delivery Securities” in the SAI.

Comment 14.       In the section entitled “Investment Advisory and Other Services – Portfolio Managers – Other Accounts Managed by the Portfolio Managers,” consider presenting this information in tabular format.

Response 14.  We respectfully acknowledge the comment, but believe that the current narrative format is adequate and consistent with Form N-1A.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at
(630) 684-6301.  Thank you.

Sincerely,

/s/ Elizabeth Nelson

Elizabeth Nelson